Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57562-24 July 31, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:      Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:

Re:      Uranium Energy Corp.
          Form 10-K for the Fiscal Year ended July 31, 2012
          Filed October 15, 2012
          File No. 001-33706

We are counsel for and write on behalf of Uranium Energy Corp. (the "Company") to acknowledge the Company's receipt of the Staff's letter of July 17, 2013 (the "Comment Letter") signed by Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced Form 10-K filing by the Company. The Comment Letter requested that the Company provide a response to the Comment Letter within ten (10) business days by amending the Company's filings, by providing the requested information, or by advising the Commission when the Company will provide the requested response.

The Company is actively working on its response to the Comment Letter in consultation with its independent registered accountant and McMillan LLP and anticipates that it will be able to provide a response by August 14, 2013.

In the meantime, please feel free to contact the undersigned at (604) 691-6839 should you have any questions or concerns.

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex

cc: Uranium Energy Corp.

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